SERVICES AGREEMENT

Legg Mason Class II Shares of FUND

This Agreement is made as of December 1, 2010, by and among Legg Mason Investor Services, LLC (“DISTRIBUTOR”), a Maryland limited liability company that serves as the principal underwriter of Legg Mason Partners Variable Equity Trust and Legg Mason Partners Variable Income Trust (collectively, “Fund”), and AXA Equitable Life Insurance Company (the “Company”), a New York corporation.

WHEREAS, DISTRIBUTOR, FUND (the “FUND”), ADVISER and the Company have entered into a Participation Agreement dated December 1, 2010, as may be amended from time to time (the “Participation Agreement”), pursuant to which, the Company, on behalf of certain of its separate accounts (the “Separate Accounts”), purchases Legg Mason Class II shares (“Shares”) of certain Portfolios of the Fund (“Portfolios”) to serve as an investment vehicle under certain variable annuity and/or variable life insurance contracts (“Variable Contracts”) offered by the Company, which Portfolios may be one of several investment options available under the Variable Contracts; and

WHEREAS, the defined terms used in the Participation Agreement shall be applicable to this Agreement;

WHEREAS, DISTRIBUTOR recognizes that it will derive substantial savings in administrative expenses by virtue of having a sole shareholder rather than multiple shareholders in connection with each Separate Account’s investment in the Portfolios, and that in the course of soliciting applications for Variable Contracts, the Company will provide information about the Trust and its Portfolios from time to time, answer questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners’ interests in on or more Portfolios, and provide services respecting investments in the Portfolios; and

WHEREAS, DISTRIBUTOR wishes to compensate the Company for the efforts of the Company in providing written and oral information and services regarding the Trust to Variable Contract owners; and

WHEREAS, the following represents the collective intention and understanding of the service fee agreement between DISTRIBUTOR

NOW, THEREFORE, in consideration of their mutual promises, the Company and DISTRIBUTOR agree as follows:

1. Services. The Company and/or its affiliates agree to provide services (“Services”) to owners of Variable Contracts including, but not limited to: teleservicing support in connection with the Portfolios; delivery of current Trust prospectuses, periodic reports, notices, proxies and proxy statements and other informational materials; facilitation of the tabulation of Variable

Contract owners’ votes in the event of a Trust shareholder vote; maintenance of Variable Contract records reflecting Shares purchased and redeemed and Share balances, and the conveyance of that information to the Trust or DISTRIBUTOR as by be reasonably requested; provision of support services, including providing information about the trust and its Portfolios and answering questions concerning the Trust and its Portfolios, including questions respecting Variable Contract owners’ interests in one or more Portfolios’ provision and administration of Variable Contract features for the benefit of Variable Contract owners in connection with the Portfolios, which may include fund transfers, dollar cost averaging, asset allocation, portfolio rebalancing, earnings sweep, and pre-authorized deposits and withdrawals; and provision of other services as may be agreed upon from time to time.

2. Compensation. In consideration of the services described above, DISTRIBUTOR agrees to pay or cause to be paid to the Company a service fee at an annual rate equal to 25 basis points (0.25%) of the average daily value of the Shares of the Portfolios listed in Schedule A attached hereto, held in the Separate Accounts. Such payments will be made monthly in arrears. For purposes of computing the payment to the Company under this paragraph 2, the average daily value of Shares held in the Separate Accounts over a monthly period shall be computed by totaling such Separate Accounts’ average investment (Share net asset value multiplied by total number of Shares held by such Separate Accounts) on each business day during the calendar month, and dividing by the total number of business days during such month. The payment to the Company under this paragraph 2 shall be calculated by DISTRIBUTOR at the end of each calendar month and will be paid to the Company within 30 days thereafter. Payment will be accompanied by a statement showing the calculation of the monthly amounts payable by DISTRIBUTOR and such other supporting data as may be reasonably requested by the Company.

3. Term. This Services Agreement shall remain in full force and effect for an initial term of one year, and shall automatically renew for successive one-year periods. This Services Agreement may be terminated by either party hereto upon 30 days written notice to the other. This Services Agreement shall terminate automatically upon the redemption of all Shares held in the Separate Accounts, upon termination of the Participation Agreement, upon a material, unremedied breach of the Participation Agreement, as to a Portfolio upon termination of the investment advisory agreement between the trust, on behalf of such Portfolio, and DISTRIBUTOR, or upon assignment of the Participation Agreement by either the Company or DISTRIBUTOR. Notwithstanding the termination of this Services Agreement, DISTRIBUTOR will continue to pay the service fees in accordance with paragraph 2 so long as net assets of the Separate Accounts remain in a Portfolio, provided such continued payment is permitted in accordance with applicable law and regulation.

4. Amendment. This Services Agreement may be amended only upon mutual agreement of the parties hereto in writing.

5. Effect on Other Terms. Obligations and Covenants. Nothing herein shall amend, modify or supersede any contractual terms, obligations or covenants among or between any of the Company, DISTRIBUTOR or the Trust previously or currently in effect, including those contractual terms, obligations or covenants contained in the Participation Agreement.

IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this services Agreement.

LEGG MASON INVESTOR SERVICES, LLC		AXA EQUITABLE LIFE INSURANCE COMPANY

By:	/s/ Matthew Schiffman	By:	/s/ Steven M. Joenk
	MATTHEW SCHIFFMAN		Steven M. Joenk
	Title: MANAGING DIRECTOR		Title: Senior Vice President
Date:		Date:

SCHEDULE A

PORTFOLIOS

Trust Name	Fund Name	CUSIP/Class
Legg Mason Partners Variable Equity Trust	Legg Mason ClearBridge Variable Aggressive Growth Portfolio	52467X872 Class II
Legg Mason Partners Variable Equity Trust	Legg Mason ClearBridge Variable Appreciation Portfolio	52467W825 Class II
Legg Mason Partners Variable Equity Trust	Legg Mason ClearBridge Variable Equity Income Builder Portfolio	52467W205 Class II
Legg Mason Partners Variable Equity Trust	Legg Mason ClearBridge Variable Fundamental All Cap Value Portfolio	52467W841 Class II
Legg Mason Partners Variable Equity Trust	Legg Mason ClearBridge Variable Large Cap Value Fund Portfolio	52467M827 Class II
Legg Mason Partners Variable Equity Trust	Legg Mason ClearBridge Variable Large Cap Growth Portfolio	52467X864 Class II
Legg Mason Partners Variable Equity Trust	Legg Mason ClearBridge Variable Mid Cap Core	52467X856 Class II
Legg Mason Partners Variable Equity Trust	Legg Mason ClearBridge Variable Small Cap Growth Portfolio	52467M819 Class II
Legg Mason Partners Variable Income Trust	Legg Mason Western Asset Variable Global High Yield Bond Portfolio	52467K821 Class II
Legg Mason Partners Variable Income Trust	Legg Mason Western Asset Variable Strategic Bond Portfolio	52467K797 Class II